Goldman Sachs ETF Trust	200 West Street	New York, NY 10282-2198

February 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Trust”)

Request for Withdrawal of Post-Effective Amendments

File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
450	7/15/2022	485APOS	0001193125-22-195230
462	9/30/2022	485BXT	0001193125-22-255227
470	10/27/2022	485BXT	0001193125-22-270857
477	11/22/2022	485BXT	0001193125-22-290967
490	12/21/2022	485BXT	0001193125-22-309933
502	1/19/2023	485BXT	0001193125-23-010829
511	2/9/2023	485BXT	0001193125-23-029940
519	3/9/2023	485BXT	0001193125-23-066018
527	4/5/2023	485BXT	0001193125-23-091971
537	5/4/2023	485BXT	0001193125-23-135645
545	6/1/2023	485BXT	0001193125-23-158816

557	6/29/2023	485BXT	0001193125-23-178418
565	7/27/2023	485BXT	0001193125-23-196034
575	8/24/2023	485BXT	0001193125-23-219865
584	9/21/2023	485BXT	0001193125-23-239557
594	10/19/2023	485BXT	0001193125-23-259210
601	11/16/2023	485BXT	0001193125-23-278668
607	12/14/2023	485BXT	0001193125-23-295393
621	1/11/2024	485BXT	0001193125-24-006658

These Post-Effective Amendments relate to two series of the Trust, Goldman Sachs ActiveBeta® Paris-Aligned Climate International Equity ETF and Goldman Sachs ActiveBeta® Paris-Aligned Climate Emerging Markets Equity ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of these series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephanie Capistron of Dechert LLP, at (617) 728-7127.

Sincerely,

/s/ Robert Griffith
Robert Griffith
Secretary